UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Lucira Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54948U105

(CUSIP Number)

Jed Clark

General Counsel and CCO,

EPIQ Capital Group, LLC

1 Lombard Street, Suite 200

San Francisco, California 94111

(415) 684-7081

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

EPQ LLC, LFLU PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

PN

*The calculation of percent ownership is based on 40,598,954 shares outstanding as described in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSON

EPQ LLC, LCOVD PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

PN
*The calculation of percent ownership is based on 40,598,954 shares outstanding as described in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSON

EPQ LLC, LCOVD SAFE PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

PN
*The calculation of percent ownership is based on 40,598,954 shares outstanding as described in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSON

EPQ LLC, LTEST PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*
14	TYPE OF REPORTING PERSON

PN
*The calculation of percent ownership is based on 40,598,954 shares outstanding as described in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSON

EPIQ Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		725,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

725,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

725,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%*
14	TYPE OF REPORTING PERSON

IA
*The calculation of percent ownership is based on 40,598,954 shares outstanding as described in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

1	NAME OF REPORTING PERSON

Chad Boeding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		288,918
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		725,675
PERSON WITH	9	SOLE DISPOSITIVE POWER

288,918
	10	SHARED DISPOSITIVE POWER

725,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,014,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%*
14	TYPE OF REPORTING PERSON

IN
*The calculation of percent ownership is based on 40,598,954 shares outstanding as described in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

Explanatory Note

This amendment No. 1 (this "Amendment No. 1") is being filed with the Securities and Exchange Commission to amend Item 5 of the initial Schedule 13D filed with the Securities and Exchange Commission on February 12, 2021 (the "Initial Schedule 13D"), together with this Amendment No. 1, the "Schedule 13D"), to report a stock distribution that occurred on December 14, 2022. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Initial Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of December 14, 2022, none of LFLU, LCOVD, SAFE, or LTEST own any shares of the Issuer's Common Stock. As of December 14, 2022, EPIQ, in its capacity as managing member of affiliated limited liability companies, may be deemed to beneficially own 725,675 shares of the Issuer's Common Stock, representing approximately 1.8% of the outstanding shares. As of December 14, 2022, Mr. Boeding directly owns 35,117 shares of the Issuer's Common Stock, representing approximately 0.1% of the outstanding shares. In addition, Mr. Boeding beneficially owns 253,801 shares through a trust and another entity that he controls, representing approximately 0.7% of the outstanding shares.

(c) The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c). In addition, on December 14, 2022, LFLU, LCOVD, SAFE, and LTEST effected pro rata distributions to their respective members, for no additional consideration, of 3,754,084, 5,173,026, 735,475, and 3,461,764 shares respectively.

(d) Not applicable.

(e) As of December 14, 2022, the Reporting Persons ceased to be the beneficial owners of more than 5% of the total outstanding shares of the Issuer's Common Stock.

Item 7.	Material to be Filed as Exhibits.

99.1: Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022

EPQ LLC, LFLU PS
By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

EPQ LLC, LCOVD PS
By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

EPQ LLC, LCOVD SAFE PS
By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

EPQ LLC, LTEST PS
By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

EPIQ Capital Group, LLC

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	CEO and Manager

By:	/s/ Chad Boeding
	Name:	Chad Boeding